Exhibit 99.1

3 E Network Technology Group Limited Receives Determination Letter from Nasdaq

Hong Kong, China, October 30, 2026 (GLOBE NEWSWIRE) -- 3 E Network Technology Group Limited (Nasdaq: MASK) (the “Company” or “3e Network”), a business-to-business (“B2B”) information technology (“IT”) business solutions provider, received a written determination letter (the “Staff Determination”) from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC (“Nasdaq”) on October 27, 2026, notifying the Company that the Staff has determined to delist the Company’s Class A ordinary shares from The Nasdaq Capital Market unless the Company timely requests a hearing before an independent Hearings Panel (the “Panel”).

The Staff Determination was issued pursuant to Nasdaq Listing Rule 5810(c)(3)(A)(iv) on the following grounds: (i) the closing bid price of the Company’s Class A ordinary shares was below $1.00 per share for the 30 consecutive business days from September 15, 2026 through October 26, 2026, and therefore the Company was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum bid price of at least $1.00 per share for continued listing (the “Minimum Bid Price Requirement”); and (ii) the Company is not eligible for any compliance period specified in Nasdaq Listing Rule 5810(c)(3)(A) because it effected a one-for-twenty-five (1-for-25) reverse share split on March 16, 2026, within the prior one-year period.

The Company intends to timely request a hearing before the Panel to appeal the Staff Determination by November 3, 2026. As stated in the Staff Determination, a timely hearing request will stay the suspension of trading in the Company’s securities and the filing of Form 25-NSE pending the Panel’s decision. During that period, the Company’s Class A ordinary shares will continue to trade on The Nasdaq Capital Market under the symbol “MASK.”

The Company is actively evaluating measures to regain compliance with the Minimum Bid Price Requirement, including potential capital markets transactions, financing activities and further share consolidations. The Company will provide further disclosure regarding its hearing and compliance plan as appropriate.

About 3 E Network Technology Group Limited

3 E Network Technology Group Limited is a business-to-business (“B2B”) information technology (“IT”) business solutions provider, committed to becoming a next-generation artificial intelligence (“AI”) infrastructure solutions provider. It upholds the industry consensus of “AI and energy symbiosis” and has excellent vision in the field of energy investment. The Company’s business comprises two main portfolios: the data center operation services portfolio and the software development portfolio. For more information, please visit the Company’s website at https://3emask.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “assesses,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

3 E Network Technology Group Limited

Investor Relations Department

Email: ird@3emask.com

Website: https://3emask.com/